AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES®	Filed Pursuant to Rule 433 Registration No. 333-268718-01
Autocallable Strategic Accelerated Redemption Securities® Linked to an International Equity Index Basket
Issuer
BofA Finance LLC (“BofA Finance”)
Guarantor
Bank of America Corporation (“BAC”)
Principal Amount
$10.00 per unit
Term
Approximately three years, if not called on the first or second Observation Dates
Market Measure
An international equity basket comprised of The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE 100 Index (Bloomberg symbol: “UKX”), Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and FTSE China 50 Index (Bloomberg symbol: "XIN0I"). Each Basket Component is a price return index. The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P/ASX 200 Index will be given an initial weight of 7.50% and the FTSE China 50 Index will be given an initial weight of 5.00%
Automatic Call
Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is greater than or equal to the Starting Value
Observation Level
The closing level of the Market Measure on any Observation Date
Observation Dates
Approximately one, two and three years after the pricing date
Call Amounts
In the event of an automatic call, the amount payable per unit will be:
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[$11.05 to $11.15] if called on the first  Observation Date
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[$12.10 to $12.30] if called on the second  Observation Date
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[$13.15 to $13.45] if called on the final  Observation Date; each to be determined on the pricing date.
Payout Profile at Maturity
If not called, 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your principal at risk
Threshold Value
100% of the Starting Value
Interest Payments
None
Preliminary Offering Documents
https://www.sec.gov/Archives/edgar/data/70858/000148105723003910/bofa-32576_424b2.htm
Exchange Listing
No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
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If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.
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Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance or BAC are expected to affect the value of the notes.  If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
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Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the stocks included in the Basket Components.
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The initial estimated value of the notes on the pricing date will be less than their public offering price.
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If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
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You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
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Increases in the level of one of the Basket Components may be offset by decreases in the level of the other Basket Components. Due to the different Initial Component Weights, changes in the level of some Basket Components will have a more substantial impact on the value of the Basket than similar changes in the levels of the other Basket Components.
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The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.
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Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

BofA Finance LLC (BofA Finance) and Bank of America Corporation (BAC) have filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.